Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Pretax earnings (loss)	$23,695	$37,304	$(21,753)	$66,484
Adjustments:
Add fixed charges:
Interest expense	27,820	10,718	44,107	22,505
Rental expense attributable to interest	506	163	1,766	369

Total fixed charges	28,326	10,881	45,873	22,874

Adjusted earnings	$52,021	$48,185	$24,120	$89,358

Ratio of earnings to fixed charges	1.8	4.4	0.5	3.9

(a)	For the six months ended June 30, 2007, earnings as defined were inadequate to cover fixed charges as defined by $21.8 million.